MANAGEMENT CONTINUITY AGREEMENT

This MANAGEMENT CONTINUITY AGREEMENT (this “Agreement”) is made as of December 9, 2005 by and between TradeStation Group, Inc., a Florida corporation, with its principal office at 8050 S.W. 10th Street, Plantation, Florida 33324 (the “Company”), and      (“Executive”).

WITNESSETH:

WHEREAS, the Company believes it to be in the best interest of the Company and its shareholders to assure that the Company will have the continued dedication of Executive, should there be a Change in Control;

WHEREAS, the Company believes it is imperative to diminish the distraction of Executive by virtue of the personal uncertainties should there be a Change in Control; and

WHEREAS, it is customary for a company to enter into a management continuity agreement such as this Agreement with its key executives.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the parties agree as follows:

DEFINITIONS

1. DEFINITIONS

a. “Accrued Obligations” means any base salary earned but unpaid, any accrued but unused vacation or sick pay payable pursuant to the Company’s policies at the time of termination of employment, any earned or declared annual bonus for any complete fiscal year which has not then been paid, and any unreimbursed business expenses payable pursuant to the Company’s policies.

b. “Act” means the Securities Exchange Act of 1934, as amended from time to time.

c. “Affiliate” means with respect to a Person, a corporation, limited liability company, partnership, or similar entity where at least 50% of the voting securities or ownership interests of said entity are directly or indirectly owned by such Person.

d. “Cause” means, if such circumstances have a material adverse impact on the Company, or the Company and its Affiliates as a whole, whether economic, or reputation wise or otherwise, the occurrence of any of the following circumstances: (i) Executive’s refusal to perform Executive’s duties tantamount to abandonment of duties; (ii) Executive’s willful misconduct or gross negligence with regard to the Company or its Affiliates or their respective businesses, assets or employees (in the nature of fraud, embezzlement or other act of dishonesty with regard to the Company or its Affiliates); (iii) Executive’s conviction of, or pleading nolo contendere to, a felony involving fraud, dishonesty or moral turpitude; or (iv) Executive’s intentional breach of a fiduciary duty owed to the Company or its Affiliates.

e. “Change in Control” means the occurrence of any of the following:

(i) any Person (other than the Company, the Controlling Shareholder Group, any Employee Purchaser, any subsidiary of the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Common Stock of the Company), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing more than fifty (50%) of the combined voting power of the Company’s then outstanding securities;

(ii) a merger or consolidation of the Company with any other corporation or other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a reorganization or recapitalization of the Company (or similar transaction) in which no Person acquires more than fifty (50%) of the combined voting power of the Company’s then outstanding securities shall not constitute a Change in Control of the Company; or

(iii) the consummation of the sale or disposition by the Company directly or indirectly, of all or substantially all of the Company’s assets or accounts other than (x) the sale or disposition of all or substantially all of the assets of the Company to a subsidiary of the Company or to a Person or persons who beneficially own, directly or indirectly, at least fifty percent (50%) or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or (y) pursuant to a spin-off type transaction, directly or indirectly, of such assets to the stockholders of the Company.

Notwithstanding the foregoing, in no event shall a Change in Control be deemed to have occurred, with respect to Executive, if Executive is part of a purchasing group which consummates a transaction causing a Change in Control. Executive shall be deemed “ part of a purchasing group” for purposes of the preceding sentence if Executive is a direct or indirect equity participant in the purchasing company or group; provided however, that Executive shall not be considered part of a purchasing group if the Executive owns, directly or indirectly, 1% or less of the outstanding securities of the purchasing company or group.

f. “COBRA” means Consolidated Omnibus Budget Reconciliations Act of 1985, as amended.

g. “Code” means the Internal Revenue Code of 1986, as amended.

h. “Common Stock” means the common stock, par value $.01 per share, of the Company.

i. “Controlling Shareholder Group” means (i) William R. Cruz, (ii) Ralph L. Cruz, (iii) the spouses and lineal descendants of the persons described in clauses (i) and (ii), (iv) any trust whose only beneficiaries are persons described in the foregoing clauses (i), (ii) and (iii), and (v) any Affiliate of the persons described in the foregoing clauses (i), (ii) (iii) and (iv).

j. “Date of Termination” means (i) in the case of a Termination for Good Reason, the date that is 15 days after the receipt by the Company of the Notice of Termination or any later date specified therein, as the case may be, (ii) in the case of a termination by the Company for any reason other than Cause, the date on which the Company notified Executive of such termination (or a later date specified therein), (iii) in the case of a termination by Executive without Good Reason, the date on which Executive notified the Company of such termination (or a later date specified therein), (iv) in the case of a termination by the Company for Cause, the date the Company provides Executive with a Notice of Termination (or a later date specified therein); or (v) in the case of a termination pursuant to Section 2(a), the 90th day following a Change in Control.

k. “Employee Purchaser” means (i) any employee of the Company or group of employees of the Company, (ii) the spouse and lineal descendants of the persons described in clause (i), (iii) any trust whose only beneficiaries are persons described in the foregoing clauses (i) and (ii), and (iv) any Affiliate of the persons described in the foregoing clauses (i), (ii) and (iii).

l. “Good Reason” means the occurrence of any of the following circumstances: (i) a failure by the Company to pay Executive’s base salary in accordance with the Company’s payroll practices in effect immediately prior to the Change in Control, or if more favorable the Company’s payroll practices in effect after the Change in Control; (ii) a relocation of Executive’s principal place of employment with the Company to a location outside of Miami-Dade County, Florida, Broward County, Florida and Palm Beach County, Florida; or (iii) any reduction in Executive’s base salary; provided that Executive provides the Company with 15 days to cure any acts or omissions that give Executive basis to terminate employment with the Company for Good Reason.

m. “Highest Base Salary” means the greater of (i) Executive’s annual base salary as in effect at the time of termination, or (ii) Executive’s annual base salary in effect on the date immediately preceding the date on which the Change in Control occurs.

n. “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated and (iii) if the Date of Termination is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than thirty (30) days after the giving of such notice).

o. “Person” means any “person” as such term is defined in Section 13(d) of the Act.

p. “Prior Year Bonus” means Executive’s bonus earned in the fiscal year immediately preceding the year in which the Change in Control occurs.

q. “Termination for Good Reason” means a termination of employment by Executive by giving Notice of Termination after the occurrence of the circumstances that constitute Good Reason, unless such circumstances are fully corrected within fifteen (15) business days of the Company’s receipt of the Notice of Termination.

2. TERMINATION DURING THE NINETY (90) DAY PERIOD FOLLOWING A CHANGE IN CONTROL. During the ninety (90) day period following a Change in Control, Executive shall be entitled to the benefits provided for in this Section 2.

a. Employment Agreement. In the event that the Company and Executive have not entered into an employment agreement which is acceptable to Executive in Executive’s sole, absolute and arbitrary discretion (an “Employment Agreement”) during the ninety (90) day period following a Change in Control, and Executive’s employment has not been terminated by the Company for Cause or by Executive without Good Reason during such 90 day period, Executive’s employment with the Company shall automatically terminate on the 90th day following the Change in Control and Executive shall be entitled to receive (A) the Accrued Obligations; (B) a lump sum amount equal to the product of two (2), multiplied by an amount equal to the sum of (i) Executive’s Highest Base Salary, plus (ii) Executive’s Prior Year Bonus, provided that such lump sum amount shall be reduced for any base salary paid to Executive during the period beginning on the date of the Change in Control and ending on the 90th day thereafter; and (C) the Company shall pay any premiums incurred by Executive for continued health coverage as required pursuant to COBRA (but not including continued coverage for Executive’s spouse or dependents) to the extent Executive is entitled to COBRA benefits, provided the Company shall pay such premiums for a period not to exceed two years. If Executive and the Company enter into an Employment Agreement during the 90 day period following a Change in Control, this Agreement shall automatically terminate on the date such agreement is entered into by Executive and the Company.

b. Without Cause by the Company or For Good Reason by Executive. If during the ninety (90) day period following a Change in Control, the Company terminates Executive’s employment without Cause or there is a Termination for Good Reason, Executive shall be entitled to receive (A) the Accrued Obligations; (B) a lump sum amount equal to the product of two (2), multiplied by an amount equal to the sum of (i) Executive’s Highest Base Salary, plus (ii) Executive’s Prior Year Bonus, provided that such lump sum amount shall be reduced for any base salary paid to Executive during the period beginning on the date of the Change in Control and ending on the 90th day thereafter; and (C) the Company shall pay any premiums incurred by Executive for continued health coverage as required pursuant to COBRA (but not including continued coverage for Executive’s spouse or dependents) to the extent Executive is entitled to COBRA benefits, provided the Company shall pay such premiums for a period not to exceed two years.

c. With Cause or Without Good Reason. If during the ninety (90) day period following a Change in Control (i) the Company terminates Executive’s employment for Cause, or (ii) Executive terminates employment without Good Reason, Executive (whichever is applicable) shall be entitled to receive the Accrued Obligations.

3. SPECIAL TAX PROVISION. Notwithstanding anything to the contrary, if the amounts payable to Executive hereunder, either alone or together with other “parachute payments” (as defined in Code Section 280G(b)(2)(A)) (such amounts collectively are referred to herein as the “Severance Payment”), would constitute an “excess parachute payment” (as defined in Code Section 280G(b)(1)), then the Severance Payment shall be reduced to the minimum extent necessary so that no portion of the Severance Payment will be subject to the excise tax imposed by Code Section 4999 (the “Reduced Severance Payment”); provided however, that no reduction to the Severance Payment shall occur if the Severance Payment, less any excise tax which would be imposed on such payment pursuant to Code Section 4999, would be greater than the Reduced Severance Payment. The determination of any reduction in the Severance Payment pursuant to the foregoing provision shall be made by independent counsel to the Company in consultation with the independent certified public accountants and/or auditors of the Company.

4. NOTICE OF TERMINATION. Any termination by Executive for Good Reason or the Company for Cause shall be communicated by a Notice of Termination to the Company or the Executive, whichever is applicable, given in accordance with Section 9(g) of this Agreement. The failure by Executive to set forth in a Notice of Termination that specifies Good Reason any particular fact or circumstance which contributes to a showing of Good Reason shall not waive any right of Executive hereunder or preclude Executive from asserting such fact or circumstance in enforcing Executive’s rights hereunder. The failure by the Company to set forth in a Notice of Termination that specifies Cause any particular fact or circumstance which contributes to a showing of Cause shall not waive any right of the Company hereunder or preclude the Company from asserting such fact or circumstance in enforcing Company’s rights hereunder.

5. PAYMENT. All amounts due to Executive under this Agreement shall be paid in lump sum in cash within ten (10) days after the Date of Termination.

6. RELEASE. Executive agrees that, as a condition to receiving the payments and benefits provided hereunder, with the exception of the Accrued Obligations, he will execute, deliver and not revoke (within the time period permitted by applicable law) a General Release (the “Release”) of, subject to the exceptions expressly set forth below, all claims of any kind whatsoever against the Company, its affiliates, officers, directors, employees, agents and shareholders in the then standard form being used by the Company for senior executives. Neither this Agreement nor the Release is intended to include or cover obligations under any indemnification agreement, any stock award or stock option agreement outstanding at the time of the Change in Control, or the most recent Agreement Regarding Employment between Executive and the Company (the “ARE”) or any of the Company’s indemnification obligations under the Company’s Articles of Incorporation or By-Laws or applicable law or rules, all of the foregoing being separate agreements, rights or obligations that shall be unaffected by this Agreement or the Release and which shall be governed in accordance with their respective terms and provisions. Executive specifically acknowledges that the Release will include an affirmation by Executive of the ARE, which contains non-competition, non-solicitation, confidentiality, ownership of work product and other provisions, all of which shall survive this Agreement, the Release, and the termination of Executive’s employment, and shall be and remain in full force and effect as written, binding on Executive and the Company in the same manner and to the same extent as if this Agreement had not been executed and delivered. This Agreement shall not affect Executive’s rights to any payments provided for under the ARE.

7. FULL SETTLEMENT. Any amounts due under this Agreement, with the exception of the Accrued Obligations, are in the nature of severance payments and are not in the nature of a penalty. Such amounts are inclusive, and, subject to Section 6, in lieu of any amounts payable under any other salary continuation or cash severance arrangement of the Company and to the extent paid or provided under any other such arrangement shall be offset from the amount due hereunder. The Company’s obligation to make payments provided for in this Agreement and otherwise perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against Executive or others. In no event shall Executive be obligated to seek other employment or to take any action by way of mitigation of the amounts payable to Executive under any provision of this Agreement and such amounts shall not be reduced whether or not Executive obtains other employment.

8. LEGAL AND OTHER FEES AND EXPENSES. In the event that a claim for payment or benefits under this Agreement is disputed and Executive is successful with regard to a material portion of his claim, the Company shall pay all reasonable attorney, accountant and other professional fees and reasonable expenses incurred by Executive in pursuing such claim.

9. MISCELLANEOUS.

a. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without reference to principles of conflict of laws.

b. Section 409A. If any payment to be made to, or benefits to be received by, Executive hereunder shall be deemed to violate the provisions of Code Section 409A or the regulations thereunder, this Agreement shall be amended in such manner to the minimum extent necessary to comply with Code Section 409A; provided however, that in no event shall the economic value of any payment or benefits provided for hereunder be reduced.

c. Entire Agreement/Amendments. In the event of a termination of Executive’s employment with the Company during the ninety (90) day period following a Change in Control, subject to Section 6 this Agreement supersedes (i) all severance and termination payments and benefits under any agreements entered into between Executive and the Company prior to the date hereof, and (ii) all severance plans or policies of the Company. This Agreement does not affect any deferred compensation agreements, non-qualified retirement plans, or any other agreements entered into by the parties. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein and therein. This Agreement may not be altered, modified, or amended except by written instrument that specifically refers to this Agreement and is signed by the parties hereto.

d. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any such waiver must be in writing and signed by Executive or an authorized officer of the Company, as the case may be.

e. Assignment. This Agreement shall not be assignable by Executive. This Agreement shall be assignable by the Company only to an entity which is owned, directly or indirectly, in whole or in part by the Company or by any successor to the Company or an acquirer of all or substantially all of the assets of the Company or all or substantially all of the assets of a group of subsidiaries and divisions of the Company, provided such entity or acquirer promptly assumes all of the obligations hereunder of the Company in a writing delivered to Executive and otherwise complies with the provisions hereof with regard to such assumption. Upon such assignment and assumption, all references to the Company herein shall be to the assignee entity or acquirer, as the case may be.

f. Successors; Binding Agreement; Third Party Beneficiaries. This Agreement shall be enforceable by successors and permitted assignees and shall inure to the benefit of and be binding upon the personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees, successors and permitted assignees of the parties hereto. In the event of Executive’s death while receiving amounts payable pursuant to this Agreement, any remaining amounts shall be paid to Executive’s estate.

g. Communications. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (i) when faxed or delivered, or (ii) two (2) business days after being mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the initial page of this Agreement, provided that all notices to the Company shall be directed to the attention of the Secretary of the Company, or to such other address as any party may have furnished to the other in writing in accordance herewith. Notice of change of address shall be effective only upon receipt.

h. Withholding Taxes. The Company may withhold from any and all amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

i. Survivorship. The respective rights and obligations of the parties hereunder survive any termination of Executive’s employment to the extent necessary to the agreed preservation of such rights and obligations.

j. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

k. Headings. The headings of the sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

TRADESTATION GROUP, INC.

By:
Name: Salomon Sredni
Title: President

EXECUTIVE